UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 20)*

Minim, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

60365W102
(CUSIP Number)

Megan Ward
Orbit Group LLC
848 Elm Street, 2nd Floor
Manchester, NH 03101
(603) 943-0020

Pierce H. Han, Esq.
Nixon Peabody LLP
799 9th Street NW, Suite 500
Washington, DC 20001
(202) 585-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	60365W102
1	NAMES OF REPORTING PERSONS
Jeremy P. Hitchcock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,838,088[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,838,088[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,838,088[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Includes 7,500 shares of the common stock (“Common Stock”) of Minim, Inc. (the “Issuer”) that Jeremy P. Hitchcock has the right to acquire upon exercise of outstanding stock options and/or restricted stock units that are currently exercisable or will become exercisable within 60 days.  Such stock options and/or restricted stock units, as applicable, were granted to Jeremy P. Hitchcock in connection with his service as a member of the Board of Directors (the “Board”) of the Issuer.

SCHEDULE 13D
CUSIP No.	60365W102
1	NAMES OF REPORTING PERSONS
Elizabeth Cash Hitchcock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,838,088[2]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,838,088[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,838,088[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

2 Includes 7,500 shares of Common Stock of Issuer that Jeremy P. Hitchcock has the right to acquire upon exercise of outstanding stock options and/or restricted stock units that are currently exercisable or will become exercisable within 60 days.  Such stock options and/or restricted stock units, as applicable, were granted to Jeremy P. Hitchcock in connection with his service as a member of the Board of the Issuer.

SCHEDULE 13D
CUSIP No.	60365W102
1	NAMES OF REPORTING PERSONS
Orbit Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,696,184[3]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,696,184[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,696,184[3]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

3 The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose.

SCHEDULE 13D
CUSIP No.	60365W102
1	NAMES OF REPORTING PERSONS
Hitchcock Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,696,184[4]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,696,184[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,696,184[4]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

4 Represents 3,316,932 shares owned by Hitchcock Capital Partners, LLC and 12,379,252 shares owned by Zulu Holdings LLC. The Reporting Person disclaims beneficial ownership of the shares held by Zulu Holdings LLC, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose.

SCHEDULE 13D
CUSIP No.	60365W102
1	NAMES OF REPORTING PERSONS
Zulu Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,696,184[4]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,696,184[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,696,184[4]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

4 Represents 3,316,932 shares owned by Hitchcock Capital Partners, LLC and 12,379,252 shares owned by Zulu Holdings LLC. The Reporting Person disclaims beneficial ownership of the shares held by Hitchcock Capital Partners, LLC, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose.

Amendment No. 20 to Schedule 13D

This Amendment is being filed by Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC (“Orbit”), Hitchcock Capital Partners, LLC (“HCP”), Zulu Holdings LLC (“Zulu”), and a stockholders group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934. The stockholders group (the “Group”) is comprised of Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit, HCP and Zulu.

This Amendment further amends the Schedule 13D filed on May 3, 2019, and Amendments 1 through 19 that have been filed with respect thereto (collectively, the “Schedule 13D”).

Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed thereto in the Schedule 13D as amended hereby.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by the addition of the following at the end of Item 4:

On April 7, 2023, Jeremy Hitchcock, the Issuer’s Chairman of the Board, was appointed as Executive Chairman of the Issuer and will, accordingly, be the Issuer’s principal executive officer, as reported in Item 5.02 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 7, 2023, which is incorporated herein by reference.  Mr. Hitchcock was appointed as the Executive Chairman of the Issuer to fill the vacancy created by Mehul Patel’s resignation as the Issuer’s principal executive officer and as a director.

In addition, on April 7, 2023, Philip Frank and Sandra Howe resigned as directors of the Issuer.  Each of them had previously served on the Audit, Corporate Governance and Compensation Committees of the Board and, by resigning as directors, each of them also resigned from such Committees.  Each of Mr. Frank and Ms. Howe entered into agreements with the Issuer, the directors and the other parties named therein (including members of the Group) relating to the terms of their respective resignations, copies of which are filed as Exhibits 99.2 and 99.3 hereto.

The Issuer and the Board are in discussions to fill the vacancies created by the resignations of Mr. Frank and Ms. Howe with replacement directors who qualify as “independent” under the NASDAQ listing rules.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1
Joint Filing Agreement among Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC, Hitchcock Capital Partners, LLC and Zulu Holdings LLC dated as of January 21, 2020 (incorporated by reference to Exhibit 99.1 to Amendment No. 3 to Schedule 13D filed on January 21, 2020).

Exhibit 99.2	Director Resignation Agreement, dated as of April 7, 2023, by and among the Issuer, Philip Frank and the other parties thereto.

Exhibit 99.3	Director Resignation Agreement, dated as of April 7, 2023, by and among the Issuer, Sandra Howe and the other parties thereto.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2023	/s/ Jeremy P. Hitchcock
Jeremy P. Hitchcock

/s/ Elizabeth Cash Hitchcock
Elizabeth Cash Hitchcock

Orbit Group LLC

By: /s/ Jeremy P. Hitchcock
	Name:	Jeremy P. Hitchcock
	Title:	Manager

Hitchcock Capital Partners, LLC
	By:	Orbit Group LLC, its Manager

By: /s/ Jeremy P. Hitchcock
Name: Jeremy P. Hitchcock
Title: Manager

Zulu Holdings LLC
	By:	Orbit Group LLC, its Manager

By: /s/ Jeremy P. Hitchcock
Name: Jeremy P. Hitchcock
Title: Manager